Management’s Discussion & Analysis (‘MD&A’)
Third Quarter- Fiscal 2007

This MD&A is intended to help the reader understand Kirkland Lake Gold Inc. (‘KGI’ or ‘the Company’), our operations and our present business environment.

This MD&A has been prepared as of March 15, 2007 and covers the results of operations for the quarter and nine month periods ended January 31, 2007. It is intended to supplement the unaudited Financial Statements and notes thereto which are expressed in Canadian Dollars and prepared in accordance with Canadian Generally Accepted Accounting Principles. This MD&A should be read in conjunction with both the annual audited financial statements and notes thereto for the year ended April 30, 2006 and the related annual MD&A. Additional information relating to the Company is available from the Company’s Annual Information Form (‘AIF’) filed with the Canadian securities regulators on SEDAR at www.sedar.com and its Annual Report (Form 20-F) filed the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

FORWARD LOOKING INFORMATION

Certain statements in this document constitute ‘forward looking statements’ and these statements are made as of the date hereof. Any forward looking statements are based upon reasonable assumptions, but no guarantees or assurances can be given that actual results will be consistent with such statements.

Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other factors include, but are not limited to, the following:

•	Risks inherent in the natural resource exploration, development and production
•	Lack of operating cash flow and the Company’s dependency on additional capital
•	Competition in the mineral exploration and mining industries
•	Governmental regulation and environmental liability
•	Uncertainty of title of resource properties
•	Results of legal claims made by or against the Company

A comprehensive list of the risks and uncertainties are set out in the Company’s AIF. Readers should not place undue reliance on any forward looking statements.

OUR BUSINESS

The Company is an operating gold mining company located in Kirkland Lake, Ontario, which owns the Macassa Mine and Mill and four contiguous former gold producing properties. The Company’s corporate goal is to expand its gold reserves and to become a low cost gold producer.

The Company’s common shares trade on the TSX (Toronto Stock Exchange) and on the AIM (Alternative Investment Market) of the London Stock Exchange.

The Company’s Directors have a range of experience in the natural resource and mining sectors that includes, exploration, mining and marketing, as well as experience in the legal and corporate finance areas.

OPERATIONS REVIEW- INCLUDING A REVIEW OF REVENUES AND COSTS

The Company incurred a loss for the quarter ended January 31, 2007 of $2,530,091 or $0.06 per share, which compares with a loss of $1,366,979 or $0.03 per share for the previous quarter and an income of $2,309,854 or $0.05 per share reported for the same period of fiscal 2006. On a year-to-date basis, the Company incurred a loss of $7,192,491 or $0.15 per share compared to $3,993,506 or $0.08 per share for the same year to date period in 2006.

During the quarter:

•	43,821 tons of rock were hoisted from underground operations, of which 33,368 tons were milled as ore producing 10,348 ounces of gold. (2006: hoisted tons: 61,672, milled tons: 40,252, 16,434 ounces)

•
2,214 feet (2006: 2,972 feet) of lateral and vertical operating stope development was completed, a decrease of 25%. No stope development took place at Shaft 2 during the quarter and the initial access development in the D-Zone was ongoing during the third quarter of fiscal 2006.

•
1,069 feet (2006: 2,609 feet) of capital drift and raise development was completed, a decrease of 59% primarily due to the completion of the D-Zone north ramp and 4718 ramp. Development to access the new south zones from the 5300 level was also not capitalized as it was either charged to Exploration under flow through rules or produced ore grading material during the quarter.

•
Ore grade to the mill was 0.321 ounces of gold per ton (calculated head grade; 2006: 0.339) for the quarter. Dilution and ore pass rehabilitation continue to cause unforeseen delays to higher grade production. As a percentage of hoisted ore tons, the long-hole mining method contributed 50% compared to 52% in the two preceding quarters.

On a year to date basis:

•
5,695 feet (2006: 8,576 feet) of lateral and vertical operating stope development was completed, a decrease of 34%. In addition to the explanations provided above, more intensive development was being undertaken in the developing D-Zones (north and south) which had multiple headings ongoing concurrently during the year, as opposed to the development of the new zones to the south off the 5000 and 5300 levels which are essentially single face drives required to access the new discoveries up to 1500 feet to the south.

•
4,690 feet (2006: 8,286 feet) of capital drift and raise development was completed, a decrease of 43% due to the completion of the D-Zone infrastructure including muck passes, vent raises, access ramp and 5036 and 4721 ramp complexes.

Financial Highlights All amounts in 000’s of Canadian Dollars, except shares and per share figures	3 months ended January 31 2007	3 months ended January 31 2006	9 months ended January 31 2007	9 months ended January 31 2006
Gold Sales (ounces)	11,351	18,624	37,256	43,659
Average Price (per ounce)	$723	$597	$701	$561
Revenue	8,212	11,111	26,127	24,491
Operating Expenses	10,124	7,103	28,570	24,209
Exploration Expenditure	857	1,775	4,002	3,646
Net (loss)	(2,530)	2,310	(7,192)	(3,994
Per share (basic and diluted)	(0.05)	0.05	(0.14)	(0.08
Cash Flow (used) for operating activities	15	4,574	(4,497)	(2,868
Cash Flow from financing activities	1,791	435	18,341	14,384
Cash Flow (used) for investing activities	(1,253)	(4,850)	(6,035)	(11,207
Net increase (decrease) in cash	554	159	7,809	309
Cash at end of period	17,221	8,941	-	-
Total Assets	69,473	60,767	-	-
Total Liabilities	10,429	11,784	-	-
Working Capital	13,770	6,805	-	-
Weighted average number of shares outstanding	53,152,804	49,157,954	52,824,238	47,449,983

Compared to the quarter ended January 31, 2006:

•	Gold revenues were 26% lower at $8,212,184 (2006: $11,111,262), a 21% increase in the realized gold price was offset by a 39% reduction in ounces sold.

•
Operating expenses increased to $10,123,751 (2006: $7,102,927), an increase of 43%. The 59% reduction in underground capital development (referred to above) stemmed from a significantly lower re-allocation of operating expenses to capital.

•	General and administrative expenses were $633,717 (2006: $203,152). This increase is a result of higher payroll, consultancy, audit and investor relations costs between quarters.
•
The exploration program continued with expenditures of $856,778 (2006- $1,774,635). This decrease was function of fewer drills operating and no exploration taking place from shaft 2 in the quarter compared to the same quarter last year.

•	The net loss in the quarter includes a $650,035 credit (2006: $Nil) relating to future income tax recoverable on the $1.8 million flow through financing completed during the quarter.

•
Total production spending including operating costs, capital spending and royalties fell 6% to $10.6 million (2006: $11.2 million). Capital spending on mine development and equipment fell to $0.9 million (2006: $3.8 million) reflecting the substantially lower level of underground capital development, however, this was offset by a corresponding increase in operating costs.

•	Net proceeds from financing activities were $1.4 million higher as a result of the $1.8 million flow through financing completed during the quarter.

•
Cash at the end of the period was $17,220,986 (October 2006: $8,941,337) following the $16.5 million private placement completed in the first quarter of fiscal 2007 and the recent flow through financing. The change in interest income reflects higher cash balances on deposit.

On a year to date basis and compared to the same period in fiscal 2006:

•	Gold revenues were 7% higher at $26,126,929 (2006: $24,490,788), of this 25% was due to an increase in the realized gold price offset by a 15% reduction in ounces sold.

•
Operating expenses increased $4.4 million primarily as a result of the significantly lower level of capital development, higher amortization and depletion charges and a change in the rate of royalty payable to Kinross Gold Corporation from 3 to 4% of net smelter returns.

•	Exploration expenses were 10% higher at $4,002,256 (2006: $3,645,523) due to development expenses incurred in the 5300 level New South Zone and a Joint Venture with Queenston Mining Inc.
•
General and administrative expenses were $1,959,818 (2006: $842,807). Additional professional fees associated with bringing the Company into compliance with reporting requirements of the United States Securities and Exchange Commission, higher payroll, consulting costs, audit, investor relation and listing fees substantially account for the difference between periods.

•	Total production spending including operating costs, capital spending and royalties was 4% lower at $32.1 million (2006: $33.4 million).

•
Cash flows from financing activities increased 28% to $18.3 million. Financings were done by way of private placement to fund working capital and further development activities. In addition, a security deposit of $0.5 million held to secure payroll services was refunded during the year.

•	Interest and other income increased 43% to $608,112 (2006: $424,009) as a result of the increase in cash and cash equivalents between years.

•
A new underground communications system, two new scoop trams and two man carriers have been purchased during the first nine months of the current fiscal year. An upgrade to the mill management systems was also completed during the quarter.

Summary of Quarterly Results

The quarterly results for the Company for the last eight fiscal quarters are set out in the following table.

Expressed in 000’s of Canadian Dollars	4th Quarter		3rd Quarter	2nd Quarter	1st Quarter
Fiscal 2007
Revenue	$		$8,212	$9,398	$8,517
Net Loss			(2,530)	(1,367)	(3,295
Loss per Share (Basic & Diluted)			(0.06)	(0.03)	(0.06
Fiscal 2006
Revenue		10,632	11,111	5,986	7,394
Net Loss		(2,464)	2,310	(901)	(5,402
Loss per Share (Basic & Diluted)		(0.04)	0.05	(0.02)	(0.12
Fiscal 2005
Revenue		7,062
Net Loss		(3,911)
Loss per Share (Basic & Diluted)		(0.07)

Before the end of the third quarter of fiscal 2007, the mine production and engineering management teams were re-organized and a series of meetings were held with all employees to reinforce balance of year priorities and objectives, to help ensure restoration of production to acceptable levels.

The proportion of capital development costs is likely to remain low however until specific areas are accessed and development plans are completed for the new south zone.

As a consequence of cost reduction initiatives, but also due to competitiveness of the labour market, the number of full time employees has fallen 20% from 251 to 200 since the third quarter of 2006. The number of people involved in production activities fell from 146 to 136 during the quarter. Investment in training programs remains a key area of focus and during the quarter a personnel development process was formalized and rolled out for all production staff. This scheme will be effective for all employees by year-end.

In recognition of the considerable attention and improvements made to mine safety, MASHA (Mines & Aggregates Safety & Health Association (Ontario)) awarded the Company its 2006 Safety Award. Medical aid frequency has fallen from 19.4 in 2004 to close to zero at January 31, 2007. As a consequence WSIB premiums have fallen from $711,000 to below $2,000 over the same period. The efforts of six of the company’s supervisors will also be recognised at the forthcoming annual MASHA safety ceremony for achieving over 5000 safe shifts.

Exploration Update

The KGI exploration team was awarded the Ontario Prospector of the Year Award by the Ontario Prospectors Association. This award recognizes the most significant new discovery made in the Province of Ontario over the past year.

To date more than 16 zones of mineralization have been identified in the new mine system.

During the quarter, the 5300-foot level exploration drift advanced 25 feet to the south with an additional 625 feet of drifting on mineralized zones including the #7 Break, Lower D North, Lower D North Footwall and White Zones.

Drilling continues to intersect significant gold mineralization on all zones to the south of the main workings. Drill hole 50-743W returned 1.58 ounces of gold per ton (opt) (uncut, or 0.71 opt cut) over a core length of 66.1 feet on the New South Zone, expanding this zone further east. Drilling from the 5300 level exploration drift continues to expand mineralization with drill hole 53-527 returning 0.84 opt (uncut, or 0.56 opt cut) over a core length of 17.6 feet. This intersection is interpreted to be on the New South Zone located 1,280 feet west of the above mentioned drill hole 50-743W. A new footwall mineralized zone to the New South Zone was also intersected in drill hole 53-527 and returned 0.30 opt over a core length of 43.5 feet during the quarter.

Other significant intersections during this quarter include drill hole 53-495 which returned 1.99 opt (uncut or 1.58 opt cut) over a core length of 25.2 feet on the “White Zone”, located 100 feet above the exploration drift.

Outlook

The Company continues seeking ways to raise production levels and to improve efficiencies by providing consistent investment in training, exploration, and equipment. Production forecasts for fiscal 2007 indicate annual gold production of between 50,000 and 55,000 ounces. See ‘Forward Looking Information’ for a description of the factors that may cause actual results to differ from this forecast.

Faced with a highly competitive environment for skilled workers, mine design of the new high grade zones to the south has commenced with additional geotechnical information still being incorporated into the development plans as available. In March 2007, multiple face development on these new zones will start on the 5300 level and the completion of a second muck pass system below the 5000 level will add much needed operational flexibility. Recognising the strategic importance of this new mine system, a new two year exploration drilling and development program is underway and the level of definition drilling is being increased with immediate effect.

Substantial costs and management time continue to be invested in improving operational systems, controls and processes. These initiatives will enable management to identify further opportunities to improve productivity, reduce operating costs and contribute towards achieving compliance with its statutory reporting obligations in Canada, the United Kingdom and the United States of America.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

To date, the Company has relied significantly on private placement financings of its equity securities to finance its operations. With limited cash resources and insufficient income at this stage to cover expenses, the liquidity risk is significant. A series of cost reduction measures as well as control and process improvements have been implemented to tighten expenditure controls. However, success will depend largely upon improvements in the execution and efficiency of production and the Company’s ability to continue to add to reserves as cost effectively as in the past.

Sales of gold doré bars and the majority of the Company’s expenses are incurred in Canadian Dollars therefore the Company is substantially protected against movements in foreign exchange. The Company’s principal exchange rate risk relates to movements between the Canadian Dollar and US Dollar on the price of gold.

Our holding of cash balances is kept under review and surplus funds are held on deposit at rates set by reference to the prevailing Prime Rate. There are no fixed, floating rate or interest free financial liabilities by way of borrowing.

Cash and short terms deposits were as follows:

Currency	At January 31, 2007	At January 31, 2006
Canadian Dollars	16,992,468	8,821,520
US Dollars	228,518	119,816
Total	17,220,986	8,941,337

Interest received on Canadian Dollar deposits ranges from 2.85 - 4.15% and interest received on US dollar balances is 4.25% currently.

The Cash Flow Statement shows that Company generated $15,281 in operating cash flows during the quarter. This is a consequence of supplier invoices being settled within our standard terms of 45 working days rather than 25 working days (days payable outstanding) which was temporarily the position at the end of the second quarter when a new accounting system was being implemented. Second quarter cash flows showed that $4,503,291 was used in operating cash flows. Compared to the same quarter in fiscal 2006, operating cash flows fell as a result of the higher operating losses and a reduction in days payable outstanding.

A flow through financing raised $1,792,622 net of expenses during the quarter. On a year to date basis, net proceeds from the issuance of common shares and common share purchase warrants by private placement were $17,841,332 and $14,383,608 in fiscal 2007 and 2006 respectively. Our principal bankers also refunded a security deposit of $499,388 held to secure payroll services earlier in the year. The remaining security deposit of $225,612 is held for the benefit of the Independent Electrical System Operator of Ontario (IESO) to secure the provision of electricity to the Macassa property.

Cash flows applied to investing activities of $1,252,773 was lower than in previous quarters as a result of lower investment in capital development headings. Spending on underground development in the first nine months was down 51% at $4,423,839 compared to the same period in fiscal 2006 due to the completion of the D-Zone infrastructure including muck passes, vent raises, access ramp and 5036 and 4721 ramp complexes.

The Company’s cash resources of $17,220,986 are expected to be sufficient to fund the Company’s planned exploration and development activities for the coming 12-18 months without further funding being required.

Related Party Transactions

Pursuant to an agreement between the Company and Quest Management Ltd., the Company pays $3,500 per month to Quest in consideration of Quest providing corporate and accounting services to the Company. During the quarter, the total fees paid to Quest for services performed under the agreement were $10,500. Year to date, the total fees paid to Quest were $32,500 (2006: $32,500). Quest is a subsidiary of Quest Capital Corp., a publicly traded company (TSX, AMEX and AIM) and has one common director and a common corporate secretary with the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management has discussed the development and selection of critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods used determine how the financial condition and results of operations are reported by the Company.

Going Concern

For the Company to have the funds required to continue operations and exploration will depend largely upon the Company’s mine becoming profitable and the continuing success of its exploration and evaluation programmes. To date, the excess of costs over revenues including exploration has been financed from the issue of common shares and common share purchase warrants.

Management estimates that the funds on hand, together with cash flow from targeted operations, will be sufficient to meet the Company’s obligations and capital expenditure plans for the coming year, however, in common with many exploration companies, additional financing for exploration and significant development projects may be required in discrete tranches.

The Company's ability to continue as a going concern, and the recoverability of its mineral properties and property, plant and equipment, is dependent on the gold price, its ability to fund its development and exploration programs, and manage and generate positive cash flows from operations. The Company’s financial statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate. These adjustments could be material.

Review of Closure Costs

A third party review to update closure costs is currently underway.

Disclosure Controls and Procedures

Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As part of the Company’s last annual MD&A, management reported that its Disclosure Controls and Procedures were not effective as Annual Reports on Form 20-F relating to 2004 and 2005 fiscal years had not been filed with the United States Securities and Exchange Commission within the relevant time periods. These Annual Reports, as well as the 2006 Annual Report, have now been filed. The Company will use its best efforts to ensure all future filings are made within the relevant time periods.

The Company is engaged in an exercise to complete a thorough evaluation of the effectiveness of the design and operation of its disclosure controls and procedures and internal controls over financial reporting. This evaluation will be carried out under the supervision and with the participation of the Company’s CEO and CFO with the intention that the Company will be able to satisfy independent auditor attestation requirements by the 2008 fiscal year end.

OTHER MATTERS

Outstanding Share Data

As at the date of this MD&A the following securities are outstanding:

Common Shares	53,318,047
Warrants	896,750
Options	634,000

Further Information

Additional information relating to the Company, including its Annual Information Form, is on SEDAR at www.sedar.com.